EXHIBIT 99.18

<u>OFFICE AND FACILITIES
MANAGEMENT SERVICES AGREEMENT</u>

THIS OFFICE AND FACILITIES MANAGEMENT SERVICES AGREEMENT (this "Agreement") is made and entered into as of the 29th of December, 2004, by and among **INLAND RETAIL REAL ESTATE TRUST, INC.**, a Maryland corporation ("Client"), and **INLAND OFFICE MANAGEMENT AND SERVICES, INC.**, Illinois corporation ("IOM"), and **INLAND FACILITIES MANAGEMENT, INC.**, an Illinois corporation ("IFMI"; and together with IOM, "Service Provider").

RECITALS:

A. Client is in the business of the ownership, operation, management, leasing and development of commercial real estate.

B. Concurrently with the execution of this Agreement, Client acquired, through its subsidiaries and pursuant to that certain Agreement and Plan of Merger, dated as of the 10th day of September, 2004 (the "Merger Agreement"), by and among Client, IRRETI Acquisition 1, Inc., IRRETI Acquisition 2, Inc., IRRETI Acquisition 3, Inc., IRRETI Acquisition 4, Inc., Inland Mid-Atlantic Management Corp. ("Mid-Atlantic"), Inland Southern Management Corp. ("Southern"), Inland Southeast Property Management Corp. ("Southeast"), Inland Retail Real Estate Advisory Services, Inc. ("Advisor"), Inland Real Estate Investment Corporation, certain shareholders of Mid-Atlantic, Southern and Southeast, The Inland Group, Inc. (for limited purposes), and Daniel Goodwin, not personally, but solely as agent for certain shareholders of Mid-Atlantic, Southern, Southeast, and Advisor (collectively, the "Businesses").

C. Service Provider and certain of its employees have, prior to the consummation of the transactions contemplated by the Merger Agreement (collectively, the "Mergers"), provided certain office and facilities management services to Client and the Businesses and its affiliates, including, without limitation, the services described and set forth on Exhibit A attached hereto and made a part hereof (collectively, the "Services").

D. Client is desirous of retaining Service Provider to continue its performance of the Services.

E. Service Provider is desirous of continuing its performance of the Services for Client and the Businesses.

F. Client and Service Provider wish to set forth their understanding and agreement with respect to the Services, the compensation to be paid to Service Provider by Client and other matters relating thereto, all as hereinafter provided.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the compensation to be paid by Client to Service Provider as herein provided, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree for themselves and their respective successors and assigns as follows:

1. **Incorporation of Recitals**. The foregoing Recitals are, by this reference, incorporated into the body of this Agreement as if the same had been set forth herein in their entirety.

2.   **Performance of Services**. Service Provider agrees to perform for Client and its subsidiaries, the Services in a professional manner, and in accordance with all laws, statutes, ordinances, codes, rules and regulations applicable to the Services. Service Provider acknowledges and agrees that certain of the Services have been provided to Client and the Businesses prior to the date of this Agreement and that all Services shall be provided to the same level of competence, quality and detail as provided to Client and the Businesses prior to the date of this Agreement. Service Provider shall not employ, contract with or use the service of any third party in connection with the performance of the Services: (a) except as needed due to temporary employee shortages (provided, however, that, in such instance, Service Provider shall promptly deliver to Client written notice of (i) the identity of any such third party providing any Services, and (ii) a list of the specific Services being provided by such third party), or (b) without the consent of the Client, which consent shall not be unreasonably withheld or delayed. Notwithstanding any employment, engagement or use of the services of any third party in connection with the performance of any or all of the Services, Service Provider shall be and remain primarily liable and obligated to perform and provide all of the Services in accordance and compliance with the terms and provisions of this Agreement. Client and Service Provider acknowledge that the relationship created hereby is on a non-exclusive basis, and that (x) Client shall not be required to retain Service Provider to perform the Services or any individual Service, (y) Client shall be permitted to retain other third parties to perform and for Client services the same as or similar to the Services or any individual Service, and (z) Service Provider shall be permitted to perform the Services for other parties. Notwithstanding the foregoing or anything else contained in this Agreement to the contrary, Client agrees that Service Provider's failure to perform and provide any of the Services shall not constitute a default under the terms and provisions of this Agreement if such failure solely is due to any of the following:

(A)   The performance of the Service requested by Client by any person or party would violate applicable law or the rules of any regulatory body with jurisdiction;

(B)   The performance of the Service would result in the commission of fraud upon any person or party;

(C)   Service Provider has a reasonable basis, upon the advice of counsel, for concluding that the performance of the Service could subject the Service Provider to liability or material damages in a civil litigation; or

(D)   The temporary shortage of a sufficient number of qualified personnel to provide such Services (i.e., due to vacations, workloads from Client and other clients), provided that Service Provider shall use commercially reasonable efforts to eliminate and minimize the duration of such shortage of personnel.

3.   **Term**. The initial term (the "Initial Term") of this Agreement shall commence as of the date hereof (the "Commencement Date"), and, unless terminated earlier as provided in Section 4 below, automatically shall expire and terminate on the fifth anniversary of the Commencement Date (as may be renewed and extended as hereinafter provided, the "Expiration Date"). Notwithstanding the foregoing, the term of this Agreement automatically shall be renewed and extended for consecutive one year periods after the initial Expiration Date (each of which periods (a) shall commence as of the day immediately succeeding the then scheduled Expiration Date, and (b) hereinafter shall be referred to herein as a "Renewal Term"), unless either party hereto elects not to renew and extend the term of this Agreement by delivering notice

of such election to the other on or before the ninetieth (90th) day preceding the then scheduled expiration of the Initial Term or applicable Renewal Term, as the case may be.

4. **Termination**.

    (a)   <u>By Client</u>.

    (i)   <u>For Cause</u>. Client may terminate this Agreement for cause (i.e., a material default by Service Provider hereunder) upon ten days prior notice to Service Provider; provided, however, that prior to exercising its rights under this subsection 4(a)(i), Client shall notify Service Provider of any such default, and Service Provider shall have thirty (30) days after receipt of such notice to cure such default to Client's reasonable satisfaction. Client shall, as full compensation to which Service Provider shall be entitled, promptly make payment to Service Provider as provided in Section 7 below for the Services performed prior to the effective date of termination in compliance with the terms and provisions of this Agreement.

    (ii)   <u>Without Cause</u>. At any time during the Initial Term or any Renewal Term, and without limitation of the rights afforded to Client set forth in Section 4(a)(i) above, Client shall have the right to terminate this Agreement, without cause, by providing not less than sixty (60) days prior notice (which notice shall specifically set forth the effective date of termination) to the Service Provider of such election to so terminate. Client shall, as full compensation to which Service Provider shall be entitled, promptly make payment to Service Provider as provided in Section 7 below for the Services performed prior to the effective date of termination in compliance with the terms and provisions of this Agreement.

    (b)   <u>By Service Provider</u>.

    (i)   <u>For Cause</u>. Service Provider may terminate all or any portion of this Agreement, only upon the occurrence of any of the following events:

    a.   Client fails, in the absence of a bona fide dispute with respect to such payment, to make payment for Services on its due date, provided however, that Client may cure such breach up to three times per calendar year by making payment within ten (10) days of Client's receipt of notice that it failed to make such payment when due;

    b.   Client requests that Service Provider violate any applicable law or the rules of any regulatory body with jurisdiction (and Client does not promptly revoke such request upon Service Provider's refusal to comply);

    c.   Client requests that Service Provider take any action which would result in the commission of a fraud upon any person or party (and Client does not promptly revoke such request upon Service Provider's refusal to comply);

    d.   Client requests that Service Provider take any action that, upon the advice of counsel to Service Provider, could subject the Service Provider to liability or material damages in a civil litigation (and Client does not promptly revoke such request upon Service Provider's refusal to comply); or

e.   A Change of Control (hereinafter defined).

For the purposes hereof, the term "Change of Control" shall mean the occurrence of any one or more of the following:

(a)   Any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Client to any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; *provided, however*, that any sale, lease, exchange or transfer to (including, without limitation, any merger or other business combination with or into) any of the following shall not constitute a Change of Control: (i) any affiliate controlled by Client, (ii) Inland Real Estate Corporation, (iii) Inland Western Retail Real Estate Trust, Inc., (iv) Inland American Real Estate Trust, Inc., (v) The Inland Group, Inc., or (vi) any affiliate controlled by any of the persons or entities listed in clauses (i) through (v) above (all of the persons and entities described in clauses (i) through (vi) above to be hereinafter sometimes referred to as the "Inland Companies");

(b)   The approval by the holders of the outstanding shares of Client of any plan or proposal for the liquidation or dissolution of Client;

(c)   Any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (other than any one or more of the Inland Companies) shall become the owner, directly or indirectly, beneficially or of record, of shares of Client representing more than twenty-five percent (25%) of the aggregate ordinary voting power represented by the issued and outstanding common shares of Client; or

(d)   Following any change in the composition of the board of directors of Client, a majority of the board of directors of Client are not a combination of either (i) members of the board of directors of Client as of the date hereof, or (ii) members of the board of directors of Client whose nomination for election or election to the board of directors of Client has been recommended, approved or ratified by at least eighty percent (80%) of the board of directors of Client then in office who were either members of the board of directors of Client as of the date hereof or whose election as a member of the board of directors of Client was previously so approved pursuant to this clause (ii).

(ii)   Without Cause. After the first six months of the Initial Term (and during the course of any Renewal Term), Service Provider shall have the right to cease providing those Services that it has ceased providing to every other client (including Service Provider itself), by providing not less than sixty (60) days prior notice (and which notice shall specifically set forth the effective date of termination and shall describe in reasonable detail the Services to be terminated) to the Client. Client shall, as full compensation to which Service Provider shall be entitled, promptly make payment to Service Provider as provided in Section 7 below for the Services performed prior to the effective date of termination in compliance with the terms and provisions of this Agreement.

(c)   Nothing in this Section 4 shall limit any rights or remedies available to Client or Service Provider under this Agreement, at law or in equity on account of a default hereunder; provided, however, that, except to the extent expressly provided above in Section 3 hereof or this Section 4, neither party shall have the right to terminate this Agreement.

(d)   <u>Disentanglement</u>.   Upon any termination of this Agreement or cessation of Services during the term of the Agreement, other than pursuant to Section 4(b)(i)(a) and (b), for a period of up to ninety (90) days, Service Provider shall assist in a transition of any terminated Services to Client, and/or any replacement provider(s) designated by Client (collectively, "Replacement Provider"), and will use reasonable efforts to avoid causing any unnecessary interruption of the Services so as to provide a smooth transition of all Services (the "Disentanglement"). All services related to Disentanglement shall be deemed Services and subject to the charges and fees set forth in Exhibit A.

5.   **Independent Contractor**.   Service Provider's status shall be that of an independent contractor, and not that of an agent or employee of Client. Service Provider shall not hold itself out as an employee or agent of Client. Service Provider shall, at its own expense, comply with and abide by any and all applicable worker's compensation, unemployment insurance, employer's liability, minimum wage, safety, health and other federal, state, county and municipal laws, ordinances, rules, regulations and orders applicable to the Services.

6.   **Internal Control Procedures**. As a public entity, Client is required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as may be amended from time to time ("Section 404"). Notwithstanding anything to the contrary contained in this Agreement (including, without limitation, Sections 3 and 5 hereof), if Client shall determine that, to provide services to and for the benefit of Client, Service Provider must comply with the requirements of Section 404, then Client and Service Provider shall develop and implement an internal control plan or other processes and procedures (or amend and revise any existing internal control plan, processes and procedures) to comply with such requirements (collectively, the "Internal Control Plan"). Once developed and implemented, Service Provider shall use its reasonable best efforts to have its internal controls comply in all respects with the requirements of Section 404. The cost and expense of development and initial implementation of any such Internal Control Plan shall be borne by all clients of Service Provider that require Service Provider to comply with Section 404. Upon determination that an Internal Control Plan must be developed and implemented, Service Provider, Client and all other clients of Service Provider requiring Service Provider to comply with Section 404 shall, in good faith, negotiate an equitable allocation of the costs and expenses of the development and implementation of the Internal Control Plan between and among such parties. The foregoing provisions regarding payment and allocation of the costs and expenses of development and implementation of any Internal Control Plan shall not apply to any Internal Control Plan developed and implemented, or in the process of being developed and implemented, on or prior to the date of this Agreement, it being the understanding and agreement of Client and Service Provider that payment of such costs and

expenses has been addressed pursuant to a separate agreement.

7. **Payment**. Service Provider shall invoice Client monthly for any Services performed during the immediately preceding calendar month. Payment shall be due 30 days after the date of Client's receipt of the same and shall be as provided in Section 2 of Exhibit A attached hereto. The compensation to be paid by Client under this Section 7 and Section 2 of Exhibit A attached hereto shall constitute full and complete payment for any and all services rendered and performed by Service Provider under and pursuant to this Agreement, which compensation includes any and all labor, costs and expenses incurred or to be incurred by Service Provider in connection with its performance of the Services.

8. **Right to Audit**. Service Provider shall keep and make available for the examination and audit of or by Client, or Client's authorized employees, agents or representatives during normal business hours at Client's cost, all data, materials and information, including but not limited to records of all receipts, costs and disbursements (including salaries, overhead and Operating Expenses, as defined in Exhibit A hereto) made by Service Provider with respect to the Services, all books, accounts, memoranda, files and all or any other documents indicating, documenting, verifying or substantiating the cost and appropriateness of any and all costs, expenditures and receipts relating to the Services (including salaries, overhead and Operating Expenses, as defined in Exhibit A hereto). Client shall have the right to conduct such examination and audit, no more than two (2) times per calendar year, as part of an examination and audit, on an aggregate basis, of the services provided under, and the books, records, files and other matters of all of the companies providing services under, the services agreements set forth on Exhibit B attached hereto and made a part hereof.

9. **Confidentiality**. During the term of this Agreement, the parties may communicate to each other certain confidential information to enable Service Provider to perform the services hereunder, and/or Service Provider may develop confidential information for Client. Each party agrees (i) to treat, and to cause its employees, agents, subcontractors and representatives, if any, to treat as secret and confidential, all such information, and (ii) except as necessary in the performance of the Services, not to disclose any such confidential information or make available any reports, recommendations and/or conclusions which Service Provider may make for Client to any person, firm or corporation without first obtaining Client's written approval. The foregoing shall not prohibit or restrict any party from disclosing any information: (a) the disclosure of which is necessary to comply with any applicable laws, including, without limitation, federal or state securities laws, or any exchange listing or similar rules and regulations; (b) the disclosure of which is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction; (c) such information is now, or hereafter is made, generally available to the public other than by disclosure in violation of this Agreement; (d) such information was disclosed to the disclosing party by a third party that the disclosing party, in good faith, believes was not bound by an obligation of confidentiality; or (vi) the parties hereto consent to the form and content of any such disclosure. If any party learns that disclosure of such information is sought in or by a court or governmental body of competent jurisdiction or through other means, such party shall (1) give prompt notice to the other party prior to making such disclosure and allow such other party, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information, (2) reasonably cooperate with such other party in its efforts to prevent, or obtain a protective order for, such disclosure, and (3) disclose the minimum amount of information required to be disclosed.

10. **Notices**. Any notices, demands and other communications to be delivered hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered, if

personally delivered, or (b) one business day after delivery to a nationally recognized, overnight courier service guaranteeing next day delivery, delivery charges prefixed, if given by such service, and addressed as follows: (i) If to Service Provider: Inland Office Management and Services, Inc., and Inland Facilities Management, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: LeeAnn Stawczyk, with a separate copy to The Inland Real Estate Group, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Robert H. Baum; and (ii) If to Client: Inland Retail Real Estate Trust, Inc., 200 Waymont Circle, Suite 126-10, Lake Mary, Florida 32746, Attention: Barry Lazarus, with a separate copy to Inland Retail Real Estate Trust, Inc., 2907 Butterfield Road, Oak Brook, Illinois 60523 Attention: Michael J. Moran. Either party may change the addresses set forth for it herein upon written notice thereof to the other.

11. **Assignment**. Except as otherwise provided in this Agreement, neither Client nor Service Provider shall assign, subcontract or delegate all of any part of its rights or obligations hereunder without the other party's prior approval (which shall not be unreasonably withheld or delayed), and any attempt to do so shall be null and void.

12. **Binding Effect**. Subject to the provisions of Section 11 above, this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.

13. **Waiver**. No delay or omission on the part of any party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

14. **Headings**. The Article and Section headings used herein are for reference and convenience only and shall not limit or control any term or provision of this Agreement or the interpretation or construction thereof.

15. **Force Majeure**. No liability shall result from the delay or nonperformance of Services caused by circumstances beyond the control of the Service Provider, including without limitation Act of God, fire, flood, snowstorm, war, acts of terrorism, government action, riot, civil disturbance, accident, inability to obtain labor, material, or equipment ("Force Majeure"). During periods of Force Majeure, Services so affected by such Force Majeure may be eliminated without liability, but this Agreement shall remain otherwise unaffected. Timely notice of Force Majeure and its expected duration shall be given by the affected party to the other, and the party whose performance is affected by a Force Majeure event will use commercially reasonable efforts to avoid, remove or minimize the impact of such event on the performance of its obligations at the required level at the earliest possible date.

16. **Applicable Law**. This Agreement shall be entered into and construed in accordance with the internal laws of the State Illinois.

17. **Schedules, Attachments, Exhibits**. All schedules, attachments and exhibits, if any, referred to in or attached to this Agreement are and shall be deemed to be an integral part of this Agreement as if fully set forth herein.

18. **Entire Agreement; Amendment**. This Agreement, together with the schedules, attachments and exhibits referred to herein, constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes all prior and contemporaneous proposals, agreements, memoranda, understandings, negotiations and

discussions, whether written or oral, of the parties in connection with the subject matter hereof. No change, amendment or modification of this Agreement shall be binding or enforceable unless in writing and executed by the party to be bound thereby.

19.   **Survival**. The obligations of Client and Service Provider under Sections 7, 8, 9, 16 and 19 hereof shall survive the expiration or other termination of this Agreement.

20.   **Non Solicitation**.

(a)   Service Provider hereby covenants and agrees that, during the term hereof and for one (1) year after the expiration or other termination of this Agreement, it shall not, directly or indirectly, as an officer, director, employee, partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, hire or solicit to perform services (as an employee, consultant or otherwise) or take any actions which are intended to persuade any termination of association of any employee (including employees of any affiliate of and controlled by Client) of Client or any of Client's affiliates; provided, however, that (i) general solicitations of employment published in a journal, newspaper or other publication of general circulation or listed on any internet job site and not specifically directed towards such employees shall not be deemed to constitute solicitation for purposes of this subsection (a), and (ii) any hiring of any employee of Client or any of its affiliates by Service Provider will not be prohibited where such hiring is not the result of a solicitation by the hiring party.

(b)   Client hereby covenants and agrees that, during the term hereof and for one (1) year after the expiration or other termination of this Agreement, it shall not, directly or indirectly, as an officer, director, employee, partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, hire or solicit to perform services (as an employee, consultant or otherwise) or take any actions which are intended to persuade any termination of association of any employee (including employees of any affiliate of and controlled by Service Provider) of Service Provider or any of Service Provider's affiliates; provided, however, that (i) general solicitations of employment published in a journal, newspaper or other publication of general circulation or listed on any internet job site and not specifically directed towards such employees shall not be deemed to constitute solicitation for purposes of this subsection (b), and (ii) any hiring of any employee Service Provider or any of its affiliates by Client will not be prohibited where such hiring is not the result of a solicitation by the hiring party.

(c)   Service Provider specifically acknowledges and agrees that the time and activity restrictions set forth in subsection (a) above are reasonable and properly required for the protection of Client and its businesses, and Client specifically acknowledges and agrees that the time and activity restrictions set forth in subsection (b) above are reasonable and properly required for the protection of Service Provider. However, each of Service Provider and Client further agrees that if any of the provisions of this Section 20 is found by any court of competent jurisdiction (or legally empowered agency) to be in violation of applicable law or unenforceable for any reason whatsoever, then it is the intention of Service Provider and Client that such provision or provisions be deemed to be automatically amended to the extent necessary to comply with applicable law and permit enforcement. If any of the provisions of this Section 20 shall be deemed by any court of competent jurisdiction (or legally empowered agency) to be wholly or partially invalid, such determination shall not affect the binding effect of the other provisions of this Section 20. Service Provider and Client agree that a monetary remedy for breach under this Section 20 shall be inadequate, and will be impracticable and extremely difficult to prove, and further agree (i) that a breach of subsection (a) above will cause Client irreparable harm, and that, in addition to any other rights or remedies available to Client, Client is entitled to temporary and permanent injunctive relief without the necessity of proving actual damages, with a bond or other form of security not being required and specifically waived hereby and (ii) that a breach of subsection (b) above will cause Service Provider irreparable harm, and that, in addition to any other rights or remedies available to Service Provider, Service Provider is entitled to temporary and permanent injunctive relief without the necessity of proving actual damages, with a bond or other form of security not being required and specifically waived hereby.

21.   **Severability**. The various terms, provisions and covenants herein contained shall be deemed to be separate and severable, and the invalidity or unenforceability of any of them shall in no manner affect or impair the validity or enforceability of the remainder hereof.

22.   **Counterparts**. This Agreement may be signed in two or more counterparts, each of which shall be treated as an original but which, when taken together, shall constitute one and the same instrument. A signed facsimile copy of this Agreement shall constitute an original for all purposes.

<p align="center">[SIGNATURES ON FOLLOWING PAGE]</p>

IN WITNESS WHEREOF, the parties hereunto have executed this Office and Facilities Management Services Agreement as of the day and year first written above.


CLIENT:


INLAND RETAIL REAL ESTATE TRUST, INC.,
a Maryland corporation

By: /s/ Barry L. Lazarus
      Barry L. Lazarus
      President


SERVICE PROVIDER:


INLAND OFFICE MANAGEMENT AND SERVICES, INC., an Illinois corporation

By: /s/ Alan F. Kremin
Title: President

INLAND FACILITIES MANAGEMENT, INC.,
an Illinois corporation

By: /s/ Alan F. Kremin
Title: President

EXHIBIT A

1.   **Services**: The services to be provided under this Agreement shall be provided on an on-going, continuous basis throughout the Initial Term and, as applicable, each Renewal Term, unless otherwise requested by Client. Service Provider agrees to provide to Client the types, kinds and nature of any and all services provided to Client prior to the consummation of the Mergers, including, but not limited to, the following: Office and facilities management services, including, without limitation, the following:

- Oversight of all 2901 and 2907 telecommunication functions, including reception services, telephone systems (including voice mail and cellular phones) and contract negotiation
- Office supply purchasing, inventory, distribution and billing
- All office equipment purchasing and maintenance; including copy and fax machines
- All United States mail services plus courier, overnight deliveries and messenger services
- Furniture purchasing, inventory control and price comparison studies
- Coffee, vending services, outside luncheon food service, general staff and officer meeting catering
- Plant maintenance, contract negotiations
- Scheduling of conference rooms and planning all meetings
- Scheduling of corporate van
- Lost and found box
- Security cards maintained
- Corporate A/V equipment rentals and negotiations
- Floor plan updates
- Order kitchen supplies and equipment
- Order electrical supplies and repairs
- Review of construction quality; and on-site management of all projects
- Village inspection coordination
- Utility & outside contractor coordination
- Bill payments for building utilities - handle any disputes
- Coffee and tea service throughout building
- ID Badge distribution and upkeep of records and maintenance
- Monitoring HVAC and temperature controls for all offices
- Electrical repair, including light bulb replacement & negotiating of prices
- Light plumbing repair
- Furniture repairs and assembly, along with delivery to specific offices
- Door lock replacement and repair
- Supervise key system, key distribution and record keeping
- Monitoring of security and fire systems and fire inspection up keep
- Repair and replacement of kitchen appliances and equipment
- Inspection of interior building condition
- Overall housekeeping supervision
- Ordering/negotiation of all cleaning supplies

- Kitchen cleaning
- Structure maintenance
- Construction project supervision / contract negotiations
- Repair, maintenance and replacement of main HVAC units
- Landscape contracting and supervision, including watering and weekly cleanup
- Snow removal (including walkways) contracting and supervision
- Waste removal contracting and supervision
- Contracting of evening cleaning services
- Window washer contracting and supervision
- Maintain square footage records, retrieve and deliver materials from 2901 and 2907
- General maintenance at 2907 building
- Daily courier service to 2907 building
-

2. **Compensation**: Service Provider shall be paid for all services rendered under this Agreement as follows:

    a.   <u>Services of IOM</u>

    (i)   <u>Telephones</u>. With respect to the installation of telephones, Client shall reimburse Service Provider for the actual cost of such telephones.

    (ii)   <u>Mailroom and Courier Salaries and Overhead</u>. Client shall pay IOM Client's Pro Rata Share (hereinafter defined) of the salaries and overhead of IOM's mailroom and courier personnel incurred during the applicable calendar month. For the purposes hereof, "Client's Pro Rata Share" shall be a fraction, the numerator of which shall be the aggregate net rentable square feet of space leased or occupied by Client (as of the end of the applicable calendar month) under and pursuant to its lease of space in the office building located at 2907 Butterfield Road Oak Brook, Illinois, and the denominator of which shall be the aggregate net rentable square feet of space leased or occupied by all clients (including Client) of IOM (as of the end of the applicable calendar month) in the office buildings located at 2901 and 2907 Butterfield Road, Oak Brook, Illinois, and in any other buildings located with the office complex of which the 2901 and 2907 buildings are a part (collectively, the "Buildings"), and for whom IOM provides services that are the same or substantially similar to the Services. With each invoice, IOM shall include an itemized list of all of IOM's clients and the net rentable square feet leased by each of such clients in the Buildings (as of the end of the applicable calendar month).

    (iii)   <u>Switchboard Salaries and Overhead</u>. Client shall pay IOM Client's Proportionate Share (hereinafter defined) of the salaries and overhead of IOM's switchboard personnel incurred during the applicable calendar month. For the purposes hereof, "Client's Proportionate Share shall be a fraction, the numerator of which shall be the actual number of Client's telephones serviced (as of the end of the applicable calendar month) by IOM's central switchboard, and the denominator of which shall be the aggregate number of telephones of all clients (including Client) of IOM serviced (as of the end of the applicable calendar month) by IOM's central switchboard. With each invoice, IOM shall include an itemized list of all of IOM's clients and the actual number of telephones of such clients serviced by IOM's central switchboard (as of the end of the applicable calendar month).

(iv)   Other Services. Client shall pay to IOM Client's Pro Rata Share of all Operating Expenses (hereinafter defined). For the purposes hereof, the term "Operating Expenses" shall mean any and all actual, out-of-pocket costs and expenses (excluding, however, any and all fees, costs, expenses and other amounts payable by Client as provided in Sections 2(a)(i), (ii) and/or (iii) above) incurred by IOM during the applicable calendar month in connection with the performance and rendering of services that are the same as or substantially similar to the Services to all of IOM's clients (including Client) that lease space in the Buildings, which costs and expenses may include, without limitation or duplication: (1) the salaries, employee benefits and bonuses of its employees; (2) copy costs; (3) administrative overhead; (4) rent for office space; and (5) costs of materials and supplies.

(v)   Notwithstanding anything contained in this Agreement to the contrary, in no event shall the amount fees, charges, costs, expenses or other compensation charged by IOM to all of its clients (including Client) that lease space in the Buildings for any and all services (including the Services) provided by IOM exceed the actual Operating Expenses incurred by IOM in providing such services.

b.   Services of IFMI. Service Provider acknowledges and agrees that a portion of the rent payable by Client under and pursuant to its lease of space in the building located at 2907 Butterfield Road, Oak Brook, Illinois, is and shall be allocated and paid (by the landlord under such lease) to IFMI for any and all Services provided hereunder. Accordingly, Service Provider agrees that it shall not, pursuant to the terms and provisions of this Agreement, bill Client, and that it shall look solely to reimbursement of a portion of such rent as full and complete compensation, for any and all Services provided by IFMI hereunder.

c.   Service Provider represents that, to its knowledge, the rates and other charges payable by Client under this Agreement do not and shall not exceed the market rate for similar services provided to companies of size, nature and business similar to Client. If Client determines that any of the rates and/or other amounts charged by Service Provider under this Agreement shall exceed the market rate for similar services provided to companies of size, nature and business similar to Client, then Client and Service Provider shall negotiate in good faith to adjust such rates and other amounts to market.

EXHIBIT B

SERVICES AGREEMENTS

1.   Legal Services Agreement, dated December 29, 2004, between Client and The Inland Real Estate Group, Inc.

2.   Transition Property Due Diligence Services Agreement, dated December 29, 2004, between Client and Inland Real Estate Acquisitions, Inc.

3.   Communications Services Agreement, dated December 29, 2004, between Client and Inland Communications, Inc.

4.   Personnel Services Agreement, dated December 29, 2004, between Client and Inland Payroll Services, Inc.

5.   Property Tax Services Agreement, dated December 29, 2004, between Client and Investors Property Tax Services, Inc.

6.   Computer Services Agreement, dated December 29, 2004, between Client and Inland Computer Services, Inc.

7.   Insurance and Risk Management Services Agreement, dated December 29, 2004, between Client and Inland Risk and Insurance Management Services, Inc.